Filed by Yorkville Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42720

Subject Company: Yorkville Acquisition Corp.

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Kris | Crypto.com
@kris

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Wondering what's the community's view on $CRO performance in 2026, under the following scenarios:

1. $200m existing SPAC cash deployed to buy $CRO after transaction completes.
2. $420m SPAC cash (including warrants proceeds) deployed to buy $CRO
3. $5.42b cash+warrants+fully utilized line of credit deployed to buy $CRO

What's your view on each of these scenarios?

8:38 PM · 8/26/25 · **125K** Views

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Kris | Crypto.com @kris · 8h

For full details on the SPAC transaction please visit:


TRUMP MEDIA GROUP
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